                                                                       EXHIBIT 4


Randgold & Exploration Company Limited
Reg No 1992/005642/06
Sharecode : RNG
ISIN: ZAE000008819
NASDAQ trading symbol: RANGY


INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2003

*    Consolidated earnings per share increases by 430%

*    Board representation is broadened

* Major empowerment deal reaffirms commitment to build a profitable exploration, development and mining business

* Randgold Resources share sale realises R126 million and is applied to eliminate debt and to supporting its South African business plan

*    Drilling starts in northern bushveld

*    Randgold Resources continues to perform


CONSOLIDATED INCOME STATEMENT

                             Unaudited     Unaudited       Audited
                              6 months      6 months     12 months
                                 ended         ended         ended
                                30 Jun        30 Jun        31 Dec
R000                              2003          2002          2002

Revenue
Gold sales                           -       404,064       404,064
Cost and expenses
Cash operating costs                 -      (119,081)     (127,379)
Royalties                            -       (27,220)      (27,220)
Total cash costs                     -      (146,301)     (154,599)
Operating profit from
  mining activities                  -       257,763       249,465
Dividends and interest
  received                       1,571         1,701         3,766
Interest expense                (5,673)      (33,303)      (40,139)
Depreciation and
  amortisation                     (76)      (41,947)      (42,009)
Exploration and corporate
  expenditure                  (11,052)      (69,702)      (63,121)
Profit/(loss) on sale of
  investments                    3,142        (2,096)       (1,493)
Other                            4,468       (28,206)       31,796
Income/(loss) on ordinary
  activities                    (7,620)       84,210       138,265
Share of pre-tax income
  from associate               126,471             -       285,627
Income/(loss) on ordinary
  activities before taxes
  and minority interest        118,851        84,210       423,892
Income and mining taxes              -             -             -
Income/(loss) on ordinary
  activities before
  minority interest            118,851        84,210       423,892
Minority interest                    -       (39,201)      (38,594)
Headline earnings for
  the period                   118,851        45,009       385,298
Profit on the sale of
  shares in Randgold
  Resources                     81,771             -             -
Net income/(loss) for
  the period                   200,622        45,009       385,298
Ordinary shares in issue
  (000s)                        44,354        43,334        41,702
Earnings/(loss) per share
  (cents)                          452           104           895
Fully diluted earnings/
  (loss) per share (cents)         450           101           887
Headline earnings/(loss)
  per share (cents)                268           104           895
Fully diluted headline
  earnings/(loss) per share
  (cents)                          267           101           887

CONSOLIDATED CASH FLOW STATEMENT

                             Unaudited     Unaudited       Audited
                              6 months      6 months     12 months
                                 ended         ended         ended
                                30 Jun        30 Jun        31 Dec
R000                              2003          2002          2002

Net cash provided by/
  (utilised in)
  operations                   (12,142)       51,978        73,476
Net cash provided by/
  (utilised in) investing
  activities                   141,628        15,890       (74,554)
Net cash (utilised in)/
  provided by financing
  activities                   (54,312)      (68,847)      (98,991)
Net (decrease)/increase
  in cash and cash
  equivalents                   75,174          (979)     (100,069)
Cash and cash equivalents
  at beginning of period        22,003       122,072       122,072
Cash and cash equivalents
  at end of period              97,177       121,093        22,003


CONSOLIDATED BALANCE SHEET

                              Unaudited     Unaudited      Audited
                                     at            at           at
                                 30 Jun        30 Jun       31 Dec
R000                               2003          2002         2002

ASSETS
Current assets
Cash and equivalents             97,177       142,310       22,003
Receivables                       9,540       182,638        6,219
Inventories                           -       111,684            -
Total current assets            106,717       436,632       28,222
Property, plant, equipment
  and other long-term
  assets                         15,184       861,074       14,872
Investments                      85,380       175,341      150,028
Investment in associate         521,744             -      495,798
Total assets                    729,025     1,473,047      688,920
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and
  accrued liabilities            21,882       382,014       89,291
Bank overdraft                        -        21,217            -
Total current liabilities        21,882       403,231       89,291
Long-term liabilities
Provision for post
  retirement benefits            52,000        53,077       52,000
Long-term loans                       -       530,804            -
Provision for
  rehabilitation                      -        46,499            -
Loans from outside
  shareholders                        -       226,439            -
Total long-term
  liabilities                    52,000       856,819       52,000
Total liabilities                73,882     1,260,050      141,291
Shareholders' equity
Share capital                       448           433          437
Share premium                   307,094       288,811      292,929
Other reserves                  549,264       717,054      656,548
Accumulated losses             (201,663)     (742,575)    (402,285)
Total shareholders'
  equity                        655,143       263,723      547,629
Minority interest                     -       (50,726)           -
Total liabilities and
  equity                        729,025     1,473,047      688,920

MOVEMENT IN SHAREHOLDERS' EQUITY

                            Unaudited      Unaudited       Audited
                             6 months       6 months     12 months
                                ended          ended         ended
                               30 Jun         30 Jun        31 Dec
R000                             2003           2002          2002

Balance at beginning of
  period                      547,629        164,072       164,072
Share options exercised        14,176         17,251        21,373
Other reserves               (107,284)        37,391       (23,114)
Net income/(loss) for
  the period                  200,622         45,009       385,298
Closing balance               655,143        263,723       547,629


NET ASSET FAIR VALUE



   NET ASSET FAIR VALUE FOR RANDGOLD & EXPLORATION COMPANY LIMITED (UNAUDITED)


                                                                   Market
                                            Price                   value
                                              per                 30 June
                                  Units     share      Percent       2003
DESCRIPTION                        held         R         held       R000

Listed investments
Durban Roodepoort Deep,
  Limited                     3,521,513     19.30       2.0%       67,965
Western Areas Limited           107,755     36.25       0.1%        3,906
JCI Gold Limited             18,848,838      0.66       1.4%       12,440
Kelgran Limited               2,321,115      0.46       2.7%        1,068
Randgold Resources
  Limited                    12,312,480    126.64      42.9%    1,559,253
                                                                1,644,632
Other assets                                                      152,645
Liabilities                                                       (73,882)
Net assets                                                      1,723,395
Shares in issue (000)                                              44,354
NAV per share (cents)                                               3,886

SEGMENTAL ANALYSIS OF THE NET PROFIT/(LOSS)

                          Randgold                     Randgold &
                         Resources      Minrico       Exploration
R000                       Limited      Limited         Corporate       Total

FOR THE 6 MONTHS ENDED 30 JUNE 2003
Gold sales                       -            -                 -           -
Total cash cost                  -            -                 -           -
Cash profit                      -            -                 -           -
         Net interest            -            -            (4,102)     (4,102)

         Depreciation            -          (26)              (50)        (76)

Profit/(loss) on
  sale of investment             -            -            84,913      84,913
Exploration and
  corporate
  expenditure                    -         (878)          (10,174)    (11,052)
Other                            -          231             4,237       4,468
Profit/(loss) before
  tax, equity income
  and minority
  interest                       -         (673)           74,824      74,151
Equity income from
  associate                126,471            -                 -     126,471
Tax and minority
  interest                       -            -                 -           -
Net profit/(loss)          126,471         (673)           74,824     200,622



                            Randgold                  Randgold &
                           Resources      Minrico    Exploration
R000                         Limited      Limited      Corporate       Total

FOR THE 6 MONTHS ENDED 30 JUNE 2002
Gold sales                   404,064            -              -     404,064
         TOTAL CASH COST    (146,301)           -              -    (146,301)

Cash profit/(loss)           257,763            -              -     257,763
         INTEREST            (21,966)           -         (9,636)    (31,602

Depreciation                 (41,947)           -              -     (41,947)
Loss on sale of
  investment                       -            -         (2,096      (2,096)
Exploration and
  corporate
  expenditure                (63,121)        (282)        (6,299)    (69,702)
Other                        (34,118)         389          5,523     (28,206)
Profit/(loss)
  before tax and
  minority
  interest                    96,611          107        (12,508)     84,210
Equity income
  from associate                   -            -              -           -
Tax and minority
  interest                   (39,201)           -              -     (39,201)
Net profit/(loss)             57,410          107        (12,508)     45,009

COMMENTS

In June 2003 the Group disposed of 1 million of its shares in Randgold Resources receiving R126 million. This transaction reduced the stake in that company to 42.9%.

The proceeds from the sale of the shares were used to repay loans including the amount of R34.9 million owing to Consolidated Mining Management Services Limited as well as the balance of R20 million in respect of the ABSA loan.

     During the period under review, our joint venture with Rio Tinto Mining and Exploration, exploring a total of 730 000 hectares in the Limpopo Province for diamonds, progressed well, with some interesting new targets being identified. The joint venture with Pan Palladium for platinum group metals in the northern limb of the bushveld has progressed to drilling. Our joint venture agreement with Eurasia Mining & Exploration plc over the Doornbosch platinum property in the eastern limb of the bushveld complex is awaiting the issue of a prospecting permit to enable drilling to commence.


On 28 July 2003, Randgold announced a strategic empowerment partnership with Phikoloso Mining (Pty) Ltd ("Phikoloso"). Randgold issued 8.8 million new ordinary shares (16.4% of Randgold & Exploration's enlarged issued share capital) to Phikoloso in exchange for the total issued share capital and all the shareholders claims on loan accounts against Viking Pony Properties 359 (Pty) Ltd ("VPP"). VPP holds 0.2 million Anglo Platinum shares, 0.3 million Harmony Gold shares and 7.3 million Afrikander Lease shares, as well as approximately 75% of Kabusha Mining and Finance, which holds 23 million shares in Afrikander Lease. This transaction forms the foundation from which Randgold & Exploration will drive the development of a new South African mining company.


FINANCIAL REVIEW

The results for the six months ended 30 June 2003 have been prepared in terms of South African statements of Generally Accepted Accounting Practice, and in accordance with the Group's accounting policies which are consistent with that of the previous year.

As previously advised, the decrease in the Group's holding in Randgold Resources resulted in a change in accounting for the interest from a subsidiary to an investment in associate. Therefore, there is no operating profit from mining activities for the six months ending 30 June 2003 compared to R258 million for the corresponding six months in 2002. The Group's portion of the net profit from Randgold Resources for the first six months ending 30 June 2003 amounted to R126.5 million.

After corporate and exploration costs, depreciation charges, interest paid, income from associate and minority interest, the Group's net income for the six months ending 30 June 2003 was R200.6 million (six months ending 30 June 2002:
R45 million). The increase in profitability is largely due to an improved performance at Morila, a higher gold price and profits from the sale of a portion of the Group's holding in Randgold Resources.

The interest expense for the first six months of 2003, amounting to R5.7 million, is substantially lower than the same period in 2002 due to lower debt levels. Depreciation and amortisation, as well as exploration and corporate expenditure are materially lower than the previous year due to the exclusion of the Randgold Resources costs from these line items.

The profit on the sale of investments relates primarily to the sale of 1 million shares in Randgold Resources during June 2003. Portions of the investments in JCI, JCI Debentures and Western Areas have also been disposed of during the six month period.

The consolidated balance sheet reflects a continuous improvement in the group's financial health over the last six months, with a significant increase in cash, as well as a reduction in debt.


PROSPECTS

Randgold & Exploration is re-establishing itself as an active corporation and to this end intends to focus on new mining opportunities, both internally generated and with the aim of participating in the transformation taking place in the South African mining industry. The Group's pursuit of new growth opportunities will include our ongoing joint venture and exploration activities, due diligence reviews, together with the prospects that our empowerment partnership will provide.

R A R Kebble
Chairman

Johannesburg
12 August 2003

Registered office:
5 Press Avenue, Selby, 2025, Johannesburg, PO Box 82291, Southdale, 2135, Republic of South Africa, Telephone +27(11) 309-6000, Telefax: +27(11) 837-2396, e-mail: haddond@randgold.co.za

Share transfer secretaries:
Computershare Limited, 70 Marshall Street, Johannesburg, 2001, P.O Box 61051, Marshalltown, 2107, Republic of South Africa, Telephone: 27(11) 370-7700, Telefax +27(11) 834-2446

Depository bank:
American Depository Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286, Telephone: 1 (800) 524-4458

Sponsor:
HSBC

Investor and media relations:
For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Telefax +27(11) 728-2547, e-mail: randgold@dpapr.com Website: www.randgold.co.za


DISCLAIMER:

Certain of the statements in this document are forward-looking in nature and are based on certain assumptions which involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future. Randgold & Exploration undertakes no obligation to update any forward-looking statements. Mining and exploration by its very nature, is a risky business and one in which the producers have little influence over the price of their product. Consequently investors should be mindful of the inherent risks associated with all mineral development projects.